AMENDMENT TO THE BYLAWS

OF

Marine Growth Ventures, Inc.

(a Delaware corporation)

May 27, 2009

The By-Laws of Marine Growth Ventures, Inc., a Delaware corporation, are hereby amended as follows:

Section 2.13 shall be deleted in its entirety and replaced by the following which shall be inserted in lieu thereof:

“2.13   Consent of Stockholders in Lieu of Meeting. Any action required or permitted by the articles of incorporation or by-laws or any provision of law to be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.”

This Amendment was adopted in accordance with the By-Laws of Marine Growth Ventures, Inc. on May 27, 2009.

APPROVED:	/s/ Craig Hodgkins
Craig Hodgkins